UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	March 31, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transaction Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

InterDent, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

222 No. Sepulveda Boulevard, Suite 740
Address of Principal Executive Office (Street and Number)

El Segundo, California 90245-4340
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Recent events at Registrant have resulted in a delay in completing Registrant's financial statements for the quarter ended March 31, 2003 and the Registrant's Quarterly Report on Form 10-Q for that quarter.  Completion of the Registrant’s Quarterly Report on Form 10-Q for the three months ended March 31, 2003 is subject to the completion of additional required material disclosures in the financial statements, including disclosures relating to the Registrant filing a Prearranged Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code on May 9, 2003.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert W. Hill	(310)	765-2400
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is anticipated that the Registrant's total revenue for the quarter ended March 31, 2003 will be approximately $59.0 million, or approximately $4.7 million less than total revenues for the comparable year ended March 31, 2002.  The decrease in revenues is attributed to the effect of a very poor national economy and high unemployment in the markets we serve.

The Registrant anticipates reporting a net loss for the three months ended March 31, 2003 of approximately $3.6 million compared to a net loss of approximately $90.1 million for the three months ended March 31, 2002.  The significant net loss for 2002 includes a non-cash charge of $89.0 million, net of taxes, to reduce the carrying value of its intangible assets as a result of implementing Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”).  The charge is reflected as a cumulative effect of a change in accounting principles in the condensed consolidated statements of operations as of January 1, 2002.  The Registrant performed the required adoption of FAS 142 in the fourth quarter of 2002 and the results for the three months ended March 31, 2002 have been retroactively adjusted to account for the adoption of FAS 142, as reflected in the unaudited quarterly information included in the registrants Form 10-K for the year ended December 31, 2002.

Interdent, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2003	By	/s/ Robert W. Hill
Robert W. Hill
Vice President, Finance & Accounting

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).